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Industrial Ecosystems, Inc.
450 Dondee Way, Suite 10
Pacifica, California  94044
Tel: (650) 355-4050


May 18, 1999


Ms. Goldie Walker
Program Manager
Office of Small Business
United States Securities and Exchange Commission
Washington, DC  20549

Re:  Industrial Ecosystems, Inc.
     Form 10-SB filed September 8, 1995
     SEC File No.: 0-26725

Dear Ms. Walker:

Pursuant to your request, Industrial Ecosystems, Inc. (the "Company") hereby requests the withdrawal of the above referenced general form of registration of securities of small business issuers on form 10-SB. The Company was unaware that it had not previously been withdrawn prior to recently submitting a new filing on Form 10-SB via EDGAR on April 30, 1999, SEC File No. 0-29838.

Please stamp date the duplicate copy of this application for withdrawal to acknowledge its receipt and return the acknowledged copy by fax to our legal counsel, Taylor and Associates, Inc. at (801) 463-6085. If you have any questions please telephone.

Sincerely,

INDUSTRIAL ECOSYSTEMS, INC.

/S/ Tom Jarnagin, President